FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2004.

Total number of pages: 42

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of February 27, 2004 regarding Interim Financial Statements Results for the nine months ended December 31 2003. (U.S. GAAP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

(FROM APRIL 1, 2003 TO DECEMBER 31, 2003)

CONSOLIDATED

Released on February 27, 2004

NIDEC CORPORATION

338 Kuzetonoshiro-cho, Minami-ku,
Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended December 31,

	2002	2003	2003
Net sales	¥ 59,430	¥ 64,281	$ 600,028
Operating income	5,113	6,646	62,037
Income before provision for income taxes	3,733	5,658	52,814
Net income	2,733	3,042	28,395

Per share data
Net income
－Basic	¥ 42.99	¥ 47.29	$ 0.44
－Diluted	¥ 40.89	¥ 44.80	$ 0.42

	For the nine months ended December 31,
	2002	2003	2003
Net sales	¥ 174,766	¥ 183,321	$ 1,711,201
Operating income	13,326	17,972	167,759
Income before provision for income taxes	8,994	15,227	142,136
Net income	7,745	11,444	106,823

Per share data
Net income
－Basic	¥ 121.84	¥ 179.22	$ 1.67
－Diluted	¥ 115.92	¥ 172.42	$ 1.61

CONSOLIDATED BALANCE SHEETS

	2003
	March 31	December 31	December 31
Current assets	¥ 121,313	¥ 126,778	$ 1,183,403
Investments	34,375	54,646	510,090
Property, plant, equipment and others	102,244	103,967	970,476
Total assets	257,932	285,391	2,663,969

Current liabilities	133,175	125,127	1,167,992
Long-term liabilities	27,092	54,352	507,346
Minority interest in consolidated subsidiaries	9,108	6,931	64,697
Shareholders’ equity	88,557	98,981	923,934
Total liabilities and shareholders’ equity	¥ 257,932	¥ 285,391	$ 2,663,969

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — The Nine Months Ended December 31, 2003 Compared to the Nine Months Ended December 31, 2002

Net Sales

Our net sales increased ¥4,851 million, or 8.2%, from ¥59,430 million for the three months ended December 31, 2002 to ¥64,281 million for the three months ended December 31, 2003. This was primarily due to an increase in net sales of hard disc drives spindle motors, other small precision brushless DC motors, machinery and other products. Our gross profit ratio increased from 19.3% for the three months ended December 31, 2002 to 22.2% for the three months ended December 31, 2003.

Our net sales increased ¥8,555 million, or 4.9%, from ¥174,766 million for the nine months ended December 31, 2002 to ¥183,321 million for the nine months ended December 31, 2003. Our gross profit ratio increased from18.9% for the nine months ended December 31, 2002 to 21.8% for the nine months ended December 31, 2003.

Net sales of our hard disk drives spindle motors increased ¥2,436 million, or 9.4%, from ¥26,040 million for the three months ended December 31, 2002 to ¥28,476 million for the three months ended December 31, 2003. The increase was primarily due to a 25.0% increase in unit shipments which were partially offset by a modest decline in unit prices and the yen’s appreciation. A remarkable factor during this term was the over 70% increase in unit shipments of spindle motors for 2.5-inch, 1.8-inch and other smaller hard disk drives. Net sales of hard disk drives spindle motors accounted for 43.8% of our total net sales for the three months ended December 31, 2002 and 44.3% for the three months ended December 31, 2003. Net sales of fluid dynamic bearing motors accounted for 58.7% of total net sales of hard disk drives spindle motors for the three months ended December 31, 2002 and 77.5% for the three months ended December 31, 2003. This was due to a sharp increase in demand for fluid dynamic bearing motors which is rapidly replacing demand for conventional ball bearing motors. Conventional ball bearing motors have come up against technological limitations in fulfilling market needs, also, this increase in net sales of fluid dynamic bearing motors was mainly due to a successful shift to mass production at our overseas factories.

Net sales of our hard disk drive spindle motors increased 5,475 million, or 7.5%, from ¥73,261 million for the nine months ended December 31, 2002 to ¥78,736 million for the nine months ended December 31, 2003. Net sales of hard disk drive spindle motors accounted for 41.9% of total net sales for the nine months ended December 31, 2002 and 42.9% of total net sales for the nine months ended December 31, 2003.

Net sales of other small precision brushless DC motors increased ¥2,086 million, or 31.4%, from ¥6,653 million for the three months ended December 31, 2002 to ¥8,739 million for the three months ended December 31, 2003. This increase resulted from sales growth in brushless DC motors mainly used for DVD drives, CD-R drives and CD-R/W drives. Sales volume of these motors increased by approximately 48% compared to the three months ended December 31, 2002. Net sales of other small precision brushless DC motors accounted for 11.2% of total net sales for the three months ended December 31, 2002 and 13.5% for the three months ended December 31, 2003.

Net sales of other small precision brushless DC motors increased ¥4,488 million, or 23.6%, from ¥19,001 million for the nine months ended December 31, 2002 to ¥23,489 million for the nine months ended December 31, 2003. Net sales from other small precision brushless DC motors accounted for 10.9% of total net sales for the nine months ended December 31, 2002 and 12.8% for the nine months ended December 31, 2003.

Net sales of brushless DC fans decreased ¥549 million, or 8.2%, from ¥6,662 million for the three months ended December 31, 2002 to ¥6,113 million for the three months ended December 31, 2003. This was primarily due to a decrease in the unit sales price, and declining sales volume due to a continuing decline in demand for game machines and Micro Processing Unit cooling units. This slowdown in demand has been lingering since the latter half of the previous fiscal year. The sluggish demand and increasingly fierce market competition has brought down the selling prices. Net sales of brushless DC fans accounted for 11.2% of total net sales for the three months ended December 31, 2002 and 9.5% for the three months ended December 31, 2003.

Net sales of brushless DC fans decreased ¥2,250 million, or 10.1%, from ¥22,212 million for the nine months ended December 31, 2002 to ¥19,962 million for the nine months ended December 31, 2003. Net sales from brushless DC fans accounted for 12.7% of total net sales for the nine months ended December 31, 2002 and 10.9% for the nine months ended December 31, 2003.

Net sales of mid-size motors decreased 1,317 million, or 14.9%, from ¥8,864 million for the three months ended December 31, 2002 to ¥7,547 million for the three months ended December 31, 2003. During this period we discontinued our prior practice of selling some mid-size motors together with electronic control units purchased from a third party supplier for use in hydraulic power steering systems and began selling these mid-size motors separately. As a consequence, both our sales and cost of sales declined in respect of the amounts related to the electronic control units. Net sales of mid-size motors accounted for 14.9% of total net sales for the three months ended December 31, 2002 and 11.7% for the three months ended December 31, 2003.

Net sales of mid-size motors decreased 3,614 million, or 13.0%, from ¥27,825 million for the nine months ended December 31, 2002 to ¥24,211 million for the nine months ended December 31, 2003. Net sales of mid-size motors accounted for 15.9% of total net sales for the nine months ended December 31, 2002 and 13.2% for the nine months ended December 31, 2003.

Net sales of machinery increased ¥1,080 million, or 18.8%, from ¥5,745 million for the three months ended December 31, 2002 to ¥6,825 million for the three months ended December 31, 2003. This increase was primarily due to growth in unit shipments of precision presses manufactured by Nidec-Kyori Corporation, gear reducers manufactured by Nidec-Shimpo Corporation and die bonders (factory automation components) manufactured by Nidec-Machinery Corporation. Net sales of machinery accounted for 9.7% of total net sales for the three months ended December 31, 2002 and 10.6% for the three months ended December 31, 2003.

Net sales of machinery increased ¥2,506 million, or 15.1%, from ¥16,650 million for the nine months ended December 31, 2002 to ¥19,156 million for the nine months ended December 31, 2003. Net sales of machinery accounted for 9.5% of total net sales for the nine months ended December 31, 2002 and 10.4% for the nine months ended December 31, 2003.

Net sales of other products increased ¥1,032 million, or 22.7%, from ¥4,551 million for the three months ended December 31, 2002 to ¥5,583 million for the three months ended December 31, 2003. During this period, sales of automobile components manufactured by Nidec Tosok Corporation and encoders manufactured by Nidec Nemicon Corporation increased. Net sales of other products accounted for 7.7% of total net sales for the three months ended December 31, 2002 and 8.7% for the three months ended December 31, 2003.

Net sales of other products increased ¥1,739 million, or 13.1%, from ¥13,264 million for the nine months ended December 31, 2002 to ¥15,003 million for the nine months ended December 31, 2003. Net sales of other products accounted for 7.6% of total net sales for the nine months ended December31,2002 and 8.2% for the nine months ended December 31, 2003.

Cost of Products Sold

Our cost of products sold increased ¥2,862 million, or 6.0%, from ¥47,950 million for the three months ended December 31, 2002 to ¥50,812 million for the three months ended December 31, 2003. As a percentage of net sales, cost of sales decreased from 80.7% to 79.0%. This decrease was primarily due to increased efficiencies of scale through an expansion in the production of fluid dynamic bearing motors mainly undertaken by factories in the Southeast Asia, and a change in the sales practice of mid-size motors for automobiles, whereby electronic controls units were not sold together with mid-size motors for automobiles as described in "Net Sales" above. The cost of products sold increased 1.7% from ¥141,671 million for the nine months ended December 31, 2002 to ¥144,094 million for the nine months ended December 31, 2003.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥27 million, or 0.6%, from ¥4,673 million for the three months ended December 31, 2002 to ¥4,700 million for the three months ended December 31, 2003. The increases in selling, general and administrative expenses resulted from increases in sales, personnel expenses for an expanded workforce and depreciation costs of tangible fixed assets incurred from the establishment of a new headquarter building. As a percentage of net sales, selling, general and administrative expenses decreased from 7.9% for the three months ended December 31, 2002 to 7.3% for the three months ended December 31, 2003. Our selling, general and administrative expenses increased 5.4% from ¥14,710 million for the nine months ended December 31, 2002 to ¥15,505 million for the nine months ended December 31, 2003.

Research and Development Expenses

Our research and development expenses increased ¥429 million, or 25.3%, from ¥1,694 million for the three months ended December 31, 2002 to ¥2,123 million for the three months ended December 31, 2003. This increase was mainly due to an increase in our research and development efforts with respect to fluid dynamic bearing motors and mid-size motors for automobile steering systems. As a percentage of net sales, research and development expenses increased from 2.9 % for the three months ended December 31, 2002 to 3.3% for the three months ended December 31, 2003. Our research and development expenses increased 13.7% from ¥5,059 million for the nine months ended December 31, 2002 to ¥5,750 million for the nine months ended December 31, 2003.

Operating Income

As a result of the foregoing factors, our operating income increased ¥1,533 million, or 30.0%, from ¥5,113 million for the three months ended December 31, 2002 to ¥6,646 million for the three months ended December 31, 2003. As a percentage of net sales, operating income increased from 8.6% for the three months ended December 31, 2002 to 10.3% for the three months ended December 31, 2003. Our operating income increased 34.9% from ¥13,326 million for the nine months ended December 31, 2002 to ¥17,972 million for the nine months ended December 31, 2003.

Other Income (Expenses)

Other expenses decreased ¥392 million from ¥1,380 million for the three months ended December 31, 2002 to ¥988 million for the three months ended December 31, 2003. Other expenses decreased ¥1,587 million from ¥4,332 million for the nine months ended December 31, 2002 to ¥2,745 million for the nine months ended December 31, 2003.

Interest and dividend income decreased from ¥80 million for the three months ended December 31, 2002 to ¥52 million for the three months ended December 31, 2003. This was mainly due to a decreased average balance of our foreign currency deposits and lower interest rates. Interest and dividend income decreased from ¥289 million for the nine months ended December 31, 2002 to ¥176 million for the nine months ended December 31, 2003. Interest expenses also decreased from ¥220 million for the three months ended December 31, 2002 to ¥173 million for the three months ended December 31, 2003. The decreases mainly derived from the refinancing of long-term loans with lower interest rates and due to the issuance of zero-coupon bonds as an alternative to bank loans. Interest expense decreased from ¥718 million for the nine months ended December 31, 2002 to ¥586 million for the nine months ended December 31, 2003.

Foreign exchange losses increased ¥625 million from ¥510 million for the three months ended December 31, 2002 to ¥1,135 million for the three months ended December 31, 2003. This was principally due to an increase in the average balance of our foreign currency denominated assets compared to December 31, 2002 and a further appreciation in the average value of the yen against relevant foreign currencies during the three months ended December 31, 2003. The exchange difference recorded for the nine months slightly exceeded the year-ago level. For the nine months ended December 31, 2003, we recorded a net foreign exchange loss of ¥2,812 million as compared to ¥3,587 million for the nine months ended December 31, 2002.

Income before Provision for Income Taxes

As a result of the foregoing factors, our income before provision for income taxes increased ¥1,925 million, or 51.6%, from ¥3,733 million for the three months ended December 31, 2002 to ¥5,658 million for the three months ended December 31, 2003. Our income before provision for income taxes increased 69.3% from ¥8,994 million for the nine months ended December 31, 2002 to ¥15,227 million for the nine months ended December 31, 2003.

Provision for Income Taxes

Our provision for income taxes increased ¥605 million, or 51.0%, from ¥1,187 million for the three months ended December 31, 2002 to ¥1,792 million for the three months ended December 31, 2003 due to the increase in the income before provision for income taxes.

Our provision for income taxes increased 112.7% from ¥1,711 million for the nine months ended December 31, 2002 to ¥3,639 million for the nine months ended December 31, 2003. Our estimated effective income tax rate increased from 19.0% for the nine months ended December 31, 2002 to 23.9% for the nine months ended December 31, 2003 mainly due to a decrease in tax benefits of foreign subsidiaries. (*) See Note 6 to the unaudited interim consolidated financial statements. The tax benefit in foreign subsidiaries decreased as a percentage of income mainly due to an increase in income before provision for income taxes. Tax on undistributed earnings decreased mainly due to a decrease in dividends from overseas subsidiaries and an increase in income before provision for income taxes. Other increased mainly due to a decrease in tax deductions taken in fiscal 2004 with respect to impaired investment securities.

Minority Interest in Income of Consolidated Subsidiaries

For the three months ended December 31, 2003, minority interest in income of our consolidated subsidiaries was ¥408 million as compared to ¥224 million for the three months ended December 31, 2002. For the nine months ended December 31, 2003, minority interest in income of our consolidated subsidiaries was ¥981 million as compared to ¥549 million for the nine months ended December 31, 2002.

Equity in Net (Income)/Losses of Affiliated Companies

Equity in net income of our affiliated companies decreased ¥827 million from ¥411 million for the three months ended December 31, 2002 to a negative ¥416 million for the three months ended December 31, 2003. The decrease reflected a ¥950 million loss deriving from the impact of the financial results of Sankyo Seiki Mfg. Co., Ltd. for the three months ended December 31, 2003. Sankyo Seiki Mfg. Co., Ltd. became an equity-method affiliate of Nidec Corporation in October 2003. Equity in net income of our affiliated companies decreased ¥174 million from ¥1,011 million for the nine months ended December 31, 2002 to ¥837 million for the nine months ended December 31, 2003.

Net Income

As a result of the foregoing factors, our net income increased ¥309 million, or 11.3%, from ¥2,733 million for the three months ended December 31, 2002 to ¥3,042 million for the three months ended December 31, 2003. Our net income increased from ¥7,745 million for the nine months ended December 31, 2002 to ¥11,444 million for the nine months ended December 31, 2003.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable segments are each a separate legal entity. One of them is Nidec Corporation, and the others are eight of Nidec’s consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Corporation applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Limited applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2002 and 2003. The second table shows operating profit or loss by reportable operating segment for the three months ended December 31, 2002 and 2003:

	Three months ended December 31,
	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 17,504	¥ 15,603	$ 145,645
Intrasegments revenues	16,112	15,072	140,689

Sub total	33,616	30,675	286,334
Nidec Singapore
External revenues	12,011	9,187	85,756
Intrasegments revenues	889	719	6,711

Sub total	¥ 12,900	¥ 9,906	$ 92,467

	Three months ended December 31,
	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec Electronics (Thailand)
External revenues	¥ 5,131	¥ 9,237	$ 86,222
Intrasegments revenues	6,110	4,755	44,385

Sub total	11,241	13,992	130,607
Nidec Philippines
External revenues	992	361	3,370
Intrasegments revenues	4,910	6,332	59,106

Sub total	5,902	6,693	62,476
Nidec America
External revenues	1,419	731	6,823
Intrasegments revenues	101	362	3,379

Sub total	1,520	1,093	10,202
Nidec Power Motor
External revenues	2,169	2,155	20,116
Intrasegments revenues	21	27	252

Sub total	2,190	2,182	20,368
Nidec (Dalian)
External revenues	24	39	364
Intrasegments revenues	6,542	8,579	80,080

Sub total	6,566	8,618	80,444
Nidec Shibaura
External revenues	3,466	3,392	31,662
Intrasegments revenues	843	891	8,317

Sub total	4,309	4,283	39,979
Nidec Tosok
External revenues	5,004	4,781	44,628
Intrasegments revenues	126	182	1,699

Sub total	5,130	4,963	46,327
All Others
External revenues	11,591	18,621	173,817
Intrasegments revenues	14,381	14,731	137,507

Sub total	25,972	33,352	311,324
Total
External revenues	59,311	64,107	598,403
Intrasegments revenues	50,035	51,650	482,125

Adjustments(*)	119	174	1,625
Intrasegments elimination	(50,035)	(51,650)	(482,125)

Consolidated total (net sales)	¥ 59,430	¥ 64,281	$ 600,028

(*) See Note 11 to the unaudited interim consolidated financial statements.

	Three months ended December 31,

	2002	2003	2003

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 1,152	¥ 502	$ 4,686
Nidec Singapore	524	651	6,077
Nidec Electronics (Thailand)	794	2,139	19,966
Nidec Philippines	351	514	4,798
Nidec America	71	69	644
Nidec Power Motor	77	149	1,391
Nidec (Dalian)	640	776	7,244
Nidec Shibaura	7	44	411
Nidec Tosok	178	329	3,071
All Others	1,324	1,889	17,632

Total	5,118	7,062	65,920

Adjustments (*)	(5)	(416)	(3,883)

Consolidated total	¥ 5,113	¥ 6,646	$ 62,037

(*) See Note 11 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation decreased 8.7% from ¥33,616 million for the three months ended December 31, 2002 to ¥30,675 million for the three months ended December 31, 2003 due primarily to a decrease in sales of hard disk drives spindle motors and automobile DC motors as a result of a change in sales methods to overseas customers. Sales to overseas customers that were previously made through Nidec are now made as a direct transaction between our overseas subsidiaries and customers. Operating profit decreased 56.4% from ¥1,152 million for the three months ended December 31, 2002 to ¥502 million for the three months ended December 31, 2003 mainly due to a decrease in the profit of hard disk drives spindle motors and an increase in research and development expenses.

Net sales of Nidec Singapore Corporation decreased 23.2% from ¥12,900 million for the three months ended December 31, 2002 to ¥9,906 million for the three months ended December 31, 2003. This decrease in sales was primarily due to a decrease in sales of conventional ball bearing motors to a few large customers, many of which purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co. Ltd. instead, as described below and a delay in production as a result of changing products specifications ordered by the customers . Operating profit of Nidec Singapore Corporation increased 24.2% from ¥524 million for the three months ended December 31, 2002 to ¥651 million for the three months ended December 31, 2003. This was mainly due to increased sales of products with higher margin and decreased sales of products with lower margin.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 24.5% from ¥11,241 million for the three months ended December 31, 2002 to ¥13,992 million for the three months ended December 31, 2003 mainly due to an increase in sales to a few large customers of fluid dynamic bearing motors instead of conventional ball bearing motors. Operating profit increased 169.4% from ¥794 million for the three months ended December 31, 2002 to ¥2,139 million for the three months ended December 31, 2003 due mainly to our successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation increased 13.4% from ¥5,902 million for the three months ended December 31, 2002 to ¥6,693 million for the three months ended December 31, 2003, mainly due to increased demand for the fluid dynamic bearing motors. A shift to mass production of fluid dynamic bearing motors was successful, and its gross margins were improved by sales of these motors. As a result, operating profit of Nidec Philippines Corporation increased 46.4% from ¥351 million for the three months ended December 31, 2002 to ¥514 million for the three months ended December 31, 2003.

Net sales of Nidec America Corporation decreased 28.1% from ¥1,520 million for the three months ended December 31, 2002 to ¥1,093 million for the three months ended December 31, 2003, mainly due to a decrease in sales of fan motors used in microprocessor cooling units. The operating profit of Nidec America Corporation decreased 2.8% from ¥71 million for the three months ended December 31, 2002 to ¥69 million for the three months ended December 31, 2003. This was mainly due to an increase in the sales margin of fan motors.

Net sales of Nidec Power Motor Corporation decreased 0.4% from ¥2,190 million for the three months ended December 31, 2002 to ¥2,182 million for the three months ended December 31, 2003 mainly due to a decrease in the sales price of AC motors for industrial use. The operating profit of Nidec Power Motor Corporation increased 93.5% from ¥77 million for the three months ended December 31, 2002 to ¥149 million for the three months ended December 31, 2003. This was mainly due to the successful production shift to the overseas.

Net sales of Nidec (Dalian) Limited increased 31.3% from ¥6,566 million for the three months ended December 31, 2002 to ¥8,618 million for the three months ended December 31, 2003 mainly due to an increase in volume sales of slim-type DC motors for personal computer DVD use. Operating profit increased 21.3% from ¥640 million for the three months ended December 31, 2002 to ¥ 776 million for the three months ended December 31, 2003 due mainly to an increase in the sales of DC motors .

Net sales of Nidec Shibaura Corporation decreased 0.6% from ¥4,309 million for the three months ended December 31, 2002 to ¥4,283 million for the three months ended December 31, 2003, mainly due to a decrease in sales of home electric appliance motors. The operating profit increased from ¥7 million for the three months ended December 31, 2002 to ¥ 44 million for the three months ended December 31, 2003.

Net sales of Nidec Tosok Corporation decreased 3.3% from ¥5,130 million for the three months ended December 31, 2002 to ¥4,963 million for the three months ended December 31, 2003 mainly due to a decrease in sales of semiconductor fabrication equipment. Operating profit increased 84.8% from ¥178 million for the three months ended December 31, 2002 to ¥329 million for the three months ended December 31, 2003 due mainly to an increase in the automobile parts margin as a result of the successful production shift to Vietnam.

In our All Others segment, net sales increased 28.4% from ¥25,972 million for the three months ended December 31, 2002 to ¥33,352 million for the three months ended December 31, 2003. Operating profit also increased 42.7% from ¥1,324 million for the three months ended December 31, 2002 to ¥1,889 million for the three months ended December 31, 2003. This was mainly due to an increase in sales and operating profit of Nidec (Zhejiang) Corporation and Nidec (Dongguan) Corporation which are located in China.

Liquidity and Capital Resources

During the nine months ended December 31, 2003, our total assets increased ¥27,459 million, or 10.6%, to ¥285,391 million. Total investments and other assets increased ¥20,271 million, or 59.0%, to ¥54,646 million mainly due to investment in shares of Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) and the purchase of securities that Sankyo had held. Inventories, trade accounts receivable and trade notes receivable increased ¥4,467 million, ¥2,329 million and ¥1,414 million, respectively, mainly due to an increase in sales.

During the nine months ended December 31, 2003, our total liabilities increased ¥19,212 million, or 12.0%, to ¥179,479 million. This increase was mainly due to increases in long-term debts of ¥27,504 million and other current liabilities of ¥4,168 million mainly through accounts payable to Sankyo for purchase of land. On the other hand, short-term borrowings decreased ¥13,486.

During the nine months ended December 31, 2003, our working capital increased ¥13,513 million from a negative ¥11,862 million to ¥1,651 million. This increase was mainly due to a decrease in short-term borrowings.

During the nine months ended December 31, 2003, total shareholders’ equity increased ¥10,424 million, or 11.8%, to ¥98,981 million. This increase was mainly due to increases in retained earnings of ¥9,534 million offset by dividends paid of ¥1,910 million and 582,990 new shares issued upon shares exchange with Nidec-Shimpo Corporation of ¥3,510 million. The ratio of stockholders’ equity to total assets increased from 34.3% as of March 31, 2003 to 34.7% as of December 31, 2003.

Cash Flows

Net cash provided by operating activities increased ¥7,624 million from ¥13,784 million for the nine months ended December 31, 2002 to ¥21,408 million for the nine months ended December 31, 2003 mainly due to increases in net income of ¥3,699 million and accounts payable to Sankyo for purchase of land at ¥3,710 million included in “Other” of the consolidated statements of cash flows.

Net cash used in investing activities increased ¥13,482 million from ¥18,052 million for the nine months ended December 31, 2002 to ¥31,534 million for the nine months ended December 31, 2003 mainly due to an increase in investments in and advances to affiliates of ¥13,893 million. This includes ¥12,485 million for our investment in Sankyo Seiki Mfg. Co, Ltd. in October 2003.

As a result of these factors, our net cash flow (the difference between cash provided by operating activities and cash used in investing activities) decreased ¥5,858 million from negative ¥4,268 million for the nine months ended December 31, 2002 to negative ¥10,126 million for the nine months ended December 31, 2003.

Net cash provided by financing activities increased ¥17,890 million from a negative ¥6,136 million for the nine months ended December 31, 2002 to ¥11,754 million for the nine months ended December 31, 2003. This increase was mainly due to proceeds from issuance of yen denominated zero coupon convertible bonds with stock acquisition rights of ¥30,872 million (maturity date; October 17, 2008) and a decrease in short-term borrowings of ¥11,447 million. The face value of the bonds was ¥30,000 million and the issue price was 103.00% of the face value. Concerning stock acquisition rights, the conversion price per share is ¥13,905 and convertible shares are 2,222,222.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥396 million from ¥33,039 million as of March 31, 2003 to ¥32,643 million as of December 31, 2003.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands

	2003
			December 31,
	March 31	December 31	2003

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 33,039	¥ 32,643	$ 304,704
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥465 million in March and ¥409 million ($3,818 thousand) in December:
Notes	8,708	10,122	94,483
Accounts	50,780	53,109	495,743
Inventories:
Finished goods	7,077	8,499	79,334
Raw materials	4,528	5,305	49,519
Work in progress	4,336	6,263	58,462
Project in progress	699	979	9,138
Supplies and other	396	457	4,266
Prepaid expenses and other current assets	11,750	9,401	87,754

Total current assets	121,313	126,778	1,183,403

Marketable securities and other securities investments	5,324	11,333	105,787
Investments in and advances to affiliates	29,051	43,313	404,303
Property, plant and equipment:
Land	18,490	23,197	216,531
Buildings	47,220	45,673	426,332
Machinery and equipment	83,624	84,492	788,687
Construction in progress	2,425	4,227	39,457

	151,759	157,589	1,471,007
Less - Accumulated depreciation	(61,050)	(65,479)	(611,210)

	90,709	92,110	859,797

Other non-current assets	11,535	11,857	110,679

Total assets	¥ 257,932	¥ 285,391	$ 2,663,969

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands

	2003
			December 31,
	March 31	December 31	2003

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 64,597	¥ 51,111	$ 477,093
Current portion of long-term debt	8,951	6,847	63,913
Trade notes and accounts payable	49,276	52,650	491,459
Other current liabilities	10,351	14,519	135,527

Total current liabilities	133,175	125,127	1,167,992

Long-term liabilities:
Long-term debt	16,388	43,892	409,708
Accrued pension and severance costs	10,357	8,550	79,810
Other long-term liabilities	347	1,910	17,828

Total long-term liabilities	27,092	54,352	507,346

Minority interest in consolidated subsidiaries	9,108	6,931	64,697
Commitments and contingencies
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2003; issued and outstanding: 63,574,729 shares in March and 64,333,467 shares in December	26,485	26,653	248,791
Additional paid-in capital	25,817	29,495	275,320
Retained earnings	43,708	53,242	496,985
Accumulated other comprehensive income (loss)	(7,387)	(10,308)	(96,220)
Foreign currency translation adjustments	(5,690)	(10,545)	(98,432)
Unrealized gains on securities	225	2,130	19,882
Minimum pension liability adjustment	(1,922)	(1,893)	(17,670)
Treasury stock, at cost: 8,648 shares in March and 12,251 shares in December	(66)	(101)	(942)

Total shareholders’ equity	88,557	98,981	923,934

Total liabilities and shareholders’ equity	¥ 257,932	¥ 285,391	$ 2,663,969

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands

		For the three-month period ended December 31		For the three-month period ended December 31,

		2002	2003	2003

	Net sales	¥ 59,430	¥ 64,281	$ 600,028

	Operating expenses:
	Cost of products sold	47,950	50,812	474,302
	Selling, general and administrative expenses	4,673	4,700	43,872
	Research and development expenses	1,694	2,123	19,817

		54,317	57,635	537,991

	Operating income	5,113	6,646	62,037

	Other income (expense):
	Interest and dividend income	80	52	485
	Interest expense	(220)	(173)	(1,615)
	Foreign exchange loss, net	(510)	(1,135)	(10,595)
	Gain from derivative instruments, net	0	54	504
	Loss on marketable securities, net	(560)	-	-
	Other, net	(170)	214	1,998

		(1,380)	(988)	(9,223)

	Income before provision for income taxes	3,733	5,658	52,814
	Provision for income taxes	(1,187)	(1,792)	(16,727)

	Income before minority interest and equity in earnings of affiliated companies	2,546	3,866	36,087
	Minority interest in income of consolidated subsidiaries	224	408	3,809
	Equity in net (income) / losses of affiliated companies	(411)	416	3,883

	Net income	¥ 2,733	¥ 3,042	$ 28,395

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 42.99	¥ 47.29	$ 0.44
	－ diluted	¥ 40.89	¥ 44.80	$ 0.42
	Cash dividends	¥ 10.00	¥ 15.00	$ 0.14

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands

		For the nine-month period ended December 31		For the nine-month period ended December 31,

		2002	2003	2003

	Net sales	¥ 174,766	¥ 183,321	$ 1,711,201

	Operating expenses:
	Cost of products sold	141,671	144,094	1,345,038
	Selling, general and administrative expenses	14,710	15,505	144,731
	Research and development expenses	5,059	5,750	53,673

		161,440	165,349	1,543,442

	Operating income	13,326	17,972	167,759

	Other income (expense):
	Interest and dividend income	289	176	1,643
	Interest expense	(718)	(586)	(5,470)
	Foreign exchange loss, net	(3,587)	(2,812)	(26,248)
	Loss on derivative instruments, net	(13)	-	-
	(Loss) gain on marketable securities, net	(616)	5	47
	Other, net	313	472	4,405

		(4,332)	(2,745)	(25,623)

	Income before provision for income taxes	8,994	15,227	142,136
	Provision for income taxes	(1,711)	(3,639)	(33,968)

	Income before minority interest and equity in earnings of affiliated companies	7,283	11,588	108,168
	Minority interest in income of consolidated subsidiaries	549	981	9,157
	Equity in net (income) of affiliated companies	(1,011)	(837)	(7,812)

	Net income	¥ 7,745	¥ 11,444	$ 106,823

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 121.84	¥ 179.22	$ 1.67
	－ diluted	¥ 115.92	¥ 172.42	$ 1.61
	Cash dividends	¥ 20.00	¥ 30.00	$ 0.28

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2003	63,574,729	¥ 26,485	¥ 25,817	¥ 43,708	¥ (7,387)	¥ (66)	¥ 88,557
Comprehensive income:
Net income				11,444			11,444
Other comprehensive income (loss):
Foreign currency translation adjustments					(4,855)		(4,855)
Unrealized gains on securities, net of reclassification adjustment					1,905		1,905
Minimum pension liability adjustment					29		29

Total comprehensive income							8,523

Dividends paid				(1,910)			(1,910)
Conversion of convertible debt	175,748	168	168				336
New shares issued upon shares exchange	582,990		3,510				3,510
Purchase of treasury stock						(35)	(35)

Balance at December 31, 2003	64,333,467	¥ 26,653	¥ 29,495	¥ 53,242	¥ (10,308)	¥ (101)	¥ 98,981

	U.S. dollars in thousands

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2003	$ 247,223	$ 240,988	$ 407,991	$ (68,954)	$ (616)	$ 826,632
Comprehensive income:
Net income			106,823			106,823
Other comprehensive income (loss):
Foreign currency translation adjustments				(45,319)		(45,319)
Unrealized gains on securities, net of reclassification adjustment				17,782		17,782
Minimum pension liability adjustment				271		271

Total comprehensive income						79,557

Dividends paid			(17,829)			(17,829)
Conversion of convertible debt	1,568	1,568				3,136
New shares issued upon shares exchange		32,764				32,764
Purchase of treasury stock					(326)	(326)

Balance at December 31, 2003	$ 248,791	$ 275,320	$ 496,985	$ (96,220)	$ (942)	$ 923,934

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003

Cash flows from operating activities:
Net income	¥ 7,745	¥ 11,444	$ 106,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,625	9,842	91,870
Other than temporary loss on devaluation of marketable securities	594	1	9
Loss on sales and disposal of fixed assets	729	477	4,453
Minority interest in income of consolidated subsidiaries	549	981	9,157
Equity in net income of affiliated companies	(1,011)	(837)	(7,812)
Foreign currency adjustments	1,265	2,853	26,631
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(2,885)	(5,629)	(52,544)
Decrease (increase) in inventories	96	(6,117)	(57,099)
Increase in notes and accounts payable	1,948	6,175	57,640
(Decrease) increase in accrued income taxes	(3,379)	446	4,163
Other	(1,492)	1,772	16,540

Net cash provided by operating activities	13,784	21,408	199,831

Cash flows from investing activities:
Additions to property, plant and equipment	(16,800)	(12,634)	(117,931)
Proceeds from sales of property, plant and equipment	264	289	2,698
Purchases of marketable securities	(28)	(2,175)	(20,302)
Proceeds from sales of marketable securities	95	25	233
Investments in and advances to affiliates	(574)	(14,467)	(135,042)
Payments for additional investments in subsidiaries, net of cash acquired	(634)	(2,178)	(20,330)
Other	(375)	(394)	(3,678)

Net cash used in investing activities	¥ (18,052)	¥ (31,534)	$ (294,352)

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003

Cash flows from financing activities:
Decrease in short-term borrowings	¥ (1,144)	¥ (12,591)	$ (117,530)
Proceeds from issuance of long-term debt	2,545	-	-
Repayments of long-term debt	(5,657)	(4,740)	(44,245)
Proceeds from issuance of corporate bonds	-	30,872	288,173
Dividends paid	(1,271)	(1,910)	(17,829)
Other	(609)	123	1,148

Net cash (used in) provided by financing activities	(6,136)	11,754	109,717

Effect of exchange rate changes on cash and cash equivalents	(2,358)	(2,024)	(18,893)
Net decrease in cash and cash equivalents	(12,762)	(396)	(3,697)
Cash and cash equivalents at beginning of period	38,495	33,039	308,401

Cash and cash equivalents at end of the third quarter	¥ 25,733	¥ 32,643	$ 304,704

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC CORPORATION (“NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2003 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥107.13 = US$1, the approximate current exchange rate at December 31, 2003.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the nine-month period ended December 31, 2002, have been made to conform to the presentation used for the nine-month period ended December 31, 2003.

Newly adopted accounting standards -

NIDEC follows the disclosure-only provisions of SFAS No. 148 - “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” and has elected to apply APB No. 25 in accounting for its stock-based compensation plans. No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock. See Note 8 for a summary of the pro forma effects on reported net income and net income per share for the nine-month period ended December 31, 2003 based on the fair value of options and shares granted as prescribed by SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for NIDEC on July 1, 2003. NIDEC has completed its evaluation of the impact of FIN 46 and has not identified any variable interest entities which would require consolidation as a result of implementing the new standard.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of this standard did not have a material impact on its results of operations and financial position.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have an impact on NIDEC’s results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15,2003. The adoption of SFAS No.150 did not have a significant impact on NIDEC’s results of operations and financial position.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

2. Acquisitions

On October 1, 2003, NIDEC issued 582,990 shares of its common stock in exchange for common stock of Nidec Shimpo Corporation, making Nidec Shimpo Corporation a wholly owned subsidiary of NIDEC.

The share were issued to Nidec Shimpo Corporation’s shareholders of record as of September 30, 2003, in an amount equal to 0.060 shares per share of Nidec-Shimpo’s common stock. However, no shares were allotted to the shares of Nidec-Shimpo’s common stock already held by NIDEC. The number of shares of Nidec-Shimpo’s common stock transferred to NIDEC through the share exchange amounted to 9,716,516 shares. The number was reached by subtracting 10,284,000 shares of Nidec-Shimpo’s common stock held by NIDEC from 20,000,516 total outstanding shares of Nidec-Shimpo’s common stock.

On September 30, 2003, NIDEC acquired 39.8% of the stock of Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”). Under the terms of the agreement, Sankyo issued 57,800,000 shares to NIDEC on October 1, 2003. NIDEC consolidated Sankyo group by adopting the equity method for the three months ended December, 31, 2003. The purchase price was based on a price of ¥239.42 per share, the average closing price of Sankyo’s common stock on the Tokyo Stock Exchange during the six months from February 5, 2003 to August 4, 2003, with a 9.78% discount. As a result, the total outstanding shares of common stock of Sankyo was 145,111,591 shares, including 87,311,591 shares currently outstanding, 39.8% of which was held by NIDEC. Sankyo develops ,manufactures and sells products relating to fluid dynamic bearing motors, micro motors, optical pick-up units, automated teller machines, home appliances, factory automation systems and others. As a member of the NIDEC Group, Sankyo will pursue synergies with Nidec and its subsidiaries in various areas.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the nine-month period ended December 31, 2003 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2003	¥ 3,658	$ 34,145
Acquired during nine months period	1,044	9,746

Balance as of December 31, 2003	¥ 4,702	$ 43,891

4. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,565,433 and 64,322,012 shares for the three-month periods ended December 31, 2002 and 2003, respectively and 63,565,565 and 63,855,298 shares for the nine-month periods ended December 31, 2002 and 2003, respectively). Diluted earnings per common share is computed using the combination of diluted common share equivalents and the weighted average number of common shares outstanding during the periods (67,222,626 and 68,205,038 shares for the three-month periods ended December 31, 2002 and 2003, respectively and 67,224,557 and 66,622,094 shares for the nine-month periods ended December 31, 2002 and 2003, respectively).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2002	2003	2003

Net revenue	¥ 64,147	¥ 100,118	$ 934,547
Gross profit	¥ 11,252	¥ 15,358	$ 143,359
Net income	¥ 2,242	¥ 1,505	$ 14,048

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% for the nine-month periods ended December 31, 2002 and 2003, respectively. Reconciliation of the differences between the statutory tax rate and the estimated effective income tax rate is as follows:

	For the nine-month period ended December 31

	2002	2003

Statutory tax rate	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(33.9)	(26.5)
Tax on undistributed earnings	10.8	4.2
Other	0.1	4.2

Estimated effective income tax rate	19.0%	23.9%

7. Transition to defined contribution pension plan in Nidec Tosok Corporation:

On April 1, 2003, NIDEC’s consolidated subsidiary, Nidec Tosok Corporation, settled the defined benefit plans and established newly defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law. Nidec Tosok Corporation recognized a gain of ¥459 million ($4,285 thousand) upon settlement of the benefit plans for the nine-month period ended December 31, 2003 which was recorded in “Other net”. Accordingly, this increased net income by ¥147 million ($1,372 thousand) (after the tax effect and minority interest).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Stock-based compensation

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vest and become exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($68.61) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

	Number of options	Exercise price (per shares)

Granted	2,967	¥ 7,350	$ 68.61
Exercised	0	7,350	68.61
Canceled	100	7,350	68.61

For the nine-month period ended December 31, 2003	2,867	7,350	68.61

Contractual life 4 years	2,867	¥ 7,350	$ 68.61
Exercisable options : For the nine-month period ended December 31, 2003	2,867	¥ 7,350	$ 68.61

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of option was ¥3,499 ($32.66) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the nine-month period ended December 31, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the nine-month period ended December 31, 2003, if the fair value based method had been applied to.

	Yen in millions (except for per share data)	U.S. dollars in thousands (except for per share data)
	For the nine- month period ended December 31,	For the nine- month period ended December 31,
	2003	2003
Net income, as reported	¥ 11,444	$ 106,823
Deduct:
Stock-based employee compensation cost	(486)	(4,536)

Pro forma net income	¥ 10,958	$ 102,287

Net income per share:
Basic-as reported	¥ 179.22	$ 1.67
Basic-pro forma	¥ 171.61	$ 1.60

Diluted-as reported	¥ 172.42	$ 1.61
Diluted-pro forma	¥ 165.13	$ 1.54

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Comprehensive income

NIDEC’s total comprehensive income (loss) for the nine-month period ended December 31, 2002 and 2003, respectively, was as follows:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003

Net income	¥ 7,745	¥ 11,444	$ 106,823
Other comprehensive income (loss):
Foreign currency translation adjustments	(4,358)	(4,855)	(45,319)
Unrealized gains on securities, net of reclassification adjustment	(303)	1,905	17,782
Minimum pension liability adjustment	-	29	271

	(4,661)	(2,921)	(27,266)

Total comprehensive income	¥ 3,084	¥ 8,523	$ 79,557

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥147 million ($1,372 thousand) on December 31, 2003. These contingent liabilities primarily relate to NIDEC’s guarantee of affiliated companies’ borrowings from banks. On April 2002, NIDEC’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee loans payable by Okaya Seiken Corporation, a subcontractor of Nidec Tosok Corporation, totaling ¥120 million ($1,120 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

The Company received notice from Matsushita Electric Industrial Co., Ltd. (“Matsushita”) claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita’s patents relating to neodymium magnets and this matter through negotiation. Accordingly, the Company filed a motion with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art.

On June 25, 2003, the Japanese Patent Office judged that the patent was invalid, and on August 16, 2003, Matsushita filed a suit with the Tokyo High Court against the Company contesting the Japanese Patent Office’s judgement. On December 22, 2003, the Tokyo High Court handed down a judgement in favor of the Company and affirmed the Japanese Patent Office’s judgement that the patent was invalid. On January 9, 2004, Matsushita did not make an appeal against the judgement of the court. Therefore the judgement of the court and the invalidity of the patent of Matsushita were settled.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Segment data:

(1) Enterprise-wide information

The following table provides net sales of each product category for the three-month period ended December 31, 2002 and 2003, respectively:

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2002	2003	2003
Net sales:
Small precision motors
Hard disc drives spindle motors	¥ 26,040	¥ 28,476	$ 265,808
Other small precision brushless DC motors	6,653	8,739	81,574
Small precision brush DC motors	915	998	9,315
Brushless DC fans	6,662	6,113	57,062

Sub total	40,270	44,326	413,759
Mid-size motors	8,864	7,547	70,447
Machinery	5,745	6,825	63,708
Others	4,551	5,583	52,114

Consolidated total	¥ 59,430	¥ 64,281	$ 600,028

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following table provides net sales of each product category for the nine-month period ended December 31, 2002 and 2003, respectively:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003
Net sales:
Small precision motors
Hard disc drives spindle motors	¥ 73,261	¥ 78,736	$ 734,958
Other small precision brushless DC motors	19,001	23,489	219,257
Small precision brush DC motors	2,553	2,764	25,800
Brushless DC fans	22,212	19,962	186,334

Sub total	117,027	124,951	1,166,349
Mid-size motors	27,825	24,211	225,996
Machinery	16,650	19,156	178,811
Others	13,264	15,003	140,045

Consolidated total	¥ 174,766	¥ 183,321	$ 1,711,201

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, or NCJ, Nidec Power Motor Corporation, or NPMC, Nidec Shibaura Corporation, or NSBC, and Nidec Tosok Corporation, or NTSC, apply Japanese GAAP, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec Philippines Corporation, or NCF, applies Philippine accounting principles, Nidec America Corporation, or NCA, applies U.S. GAAP, and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than NCA, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial information by operating segment for the three-month period ended December 31, 2002 and 2003, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2002	2003	2003
Revenue from external customers:
NCJ	¥ 17,504	¥ 15,603	$ 145,645
NCS	12,011	9,187	85,756
NET	5,131	9,237	86,222
NCF	992	361	3,370
NCA	1,419	731	6,823
NPMC	2,169	2,155	20,116
NCD	24	39	364
NSBC	3,466	3,392	31,662
NTSC	5,004	4,781	44,628
All Others	11,591	18,621	173,817

Total	59,311	64,107	598,403
Others *1	119	174	1,625

Consolidated total	¥ 59,430	¥ 64,281	$ 600,028

   *1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the nine-month period ended December 31, 2002 and 2003, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003
Revenue from external customers:
NCJ	¥ 49,868	¥ 46,554	$ 434,556
NCS	36,835	26,935	251,424
NET	14,281	24,011	224,130
NCF	3,090	1,182	11,033
NCA	4,742	2,740	25,576
NPMC	6,696	6,110	57,034
NCD	36	77	719
NSBC	11,217	11,559	107,897
NTSC	14,172	14,728	137,478
All Others	33,552	48,852	456,006

Total	174,489	182,748	1,705,853
Others *1	277	573	5,348

Consolidated total	¥ 174,766	¥ 183,321	$ 1,711,201

   *1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2002	2003	2003
Revenue from other operating segments:
NCJ	¥ 16,112	¥ 15,072	$ 140,689
NCS	889	719	6,711
NET	6,110	4,755	44,385
NCF	4,910	6,332	59,106
NCA	101	362	3,379
NPMC	21	27	252
NCD	6,542	8,579	80,080
NSBC	843	891	8,317
NTSC	126	182	1,699
All Others	14,381	14,731	137,507

Total	50,035	51,650	482,125
Intersegment elimination	(50,035)	(51,650)	(482,125)

Consolidated total	¥ 0	¥ 0	$ 0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003
Revenue from other operating segments:
NCJ	¥ 49,902	¥ 43,736	$ 408,252
NCS	2,455	2,300	21,469
NET	16,550	13,300	124,148
NCF	14,511	15,933	148,726
NCA	354	1,016	9,484
NPMC	62	90	840
NCD	21,325	24,583	229,469
NSBC	1,927	2,034	18,986
NTSC	415	449	4,191
All Others	41,475	45,037	420,396

Total	148,976	148,478	1,385,961
Intersegment elimination	(148,976)	(148,478)	(1,385,961)

Consolidated total	¥ 0	¥ 0	$ 0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2002	2003	2003
Segment profit or loss:
NCJ	¥ 1,152	¥ 502	$ 4,686
NCS	524	651	6,077
NET	794	2,139	19,966
NCF	351	514	4,798
NCA	71	69	644
NPMC	77	149	1,391
NCD	640	776	7,244
NSBC	7	44	411
NTSC	178	329	3,071
All Others	1,324	1,889	17,632

Total	5,118	7,062	65,920
U.S. GAAP adjustments to accrue pension and severance costs	54	23	215
Consolidation adjustments mainly related to elimination of intercompany profits	152	(24)	(224)
Reclassification *1	(143)	(444)	(4,145)
Others *2	(68)	29	271

Consolidated total	¥ 5,113	¥ 6,646	$ 62,037

*1 Loss on disposal of fixed assets was reclassified from other expenses and included in operating expenses.

*2 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2002	2003	2003
Segment profit or loss:
NCJ	¥ 3,636	¥ 1,148	$ 10,716
NCS	1,510	1,644	15,346
NET	1,885	5,977	55,792
NCF	867	1,095	10,221
NCA	148	148	1,381
NPMC	269	262	2,446
NCD	2,446	2,179	20,340
NSBC	(262)	468	4,369
NTSC	445	974	9,092
All Others	2,953	5,241	48,921

Total	13,897	19,136	178,624
U.S. GAAP adjustments to accrue pension and severance costs	157	66	616
Consolidation adjustments mainly related to elimination of intercompany profits	(187)	(349)	(3,258)
Reclassification *1	(686)	(1,289)	(12,032)
Others *2	145	408	3,809

Consolidated total	¥ 13,326	¥ 17,972	$ 167,759

*1 Loss on disposal of fixed assets was reclassified from other expenses and included in operating expenses.

*2 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

12. Subsequent events:

On January 26, 2004, the Company obtained approval to transfer the obligation for benefits related to future employee service to the Japanese Government. The obligation relates to a portion of the governmental welfare pension program established under the Japanese Welfare Pension Insurance Law. The Company is also in the process of transferring the obligation for past services but has not received approval. Nidec Copal Corporation, an affiliated company, is also in the process of transferring its obligation for benefits for past services. When approval is received and the plan assets are transferred in amount sufficient to settle the transferred obligations, the plan will be accounted for as settled with gain or loss recognition under EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF Issue No. 03-2 provides guidance on when and how to account for arrangements that involve the separation and transfer of the substitutional portion to the government.

As of February 2, 2004, the Company has purchased 871,000 shares of common stock in one of its equity method consolidated subsidiaries, Nidec Copal Electronics Corporation (“Nidec Copal Electronics”), whose shares are listed on the Second Section of Tokyo Stock Exchange. As a result, total number of shares held by the Company is 8,289,000 shares.

On December 8, 2003, the Company held a meeting of its board of directors and resolved to purchase newly issued shares of common stock (“Shares”) in Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) to make Sankyo its consolidated subsidiary under the Japanese GAAP (the “Share Purchase”). On February 13, 2004, the Company purchased 4,728,000 shares of common stock in one of its equity method subsidiaries, Sankyo, whose shares are listed on the First Section of Tokyo Stock. As a result, total number of Sankyo shares held by the Company is 92,028,000 shares.